

April 10, 2013

Via E-mail
Dr. Kase Lukman Lawal
Chief Executive Officer
CAMAC Energy Inc.
1330 Post Oak Blvd
Houston, TX 77056

  Re: **CAMAC ENERGY INC.**
    Form 10-K for Fiscal Year Ended December 31, 2011
    Filed March 15, 2012
    Definitive Proxy Statement on Schedule 14A
    Filed April 30, 2012
    Response dated April 4, 2013
    File No. 1-34525

Dear Dr. Lawal:

  We have reviewed your filings and response letter and have the following additional comment.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

  After reviewing any amendments to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements

Note 3: Significant Accounting Policies, page 66

Impairment of Long-Lived Assets, page 67

1. We acknowledge your response including Exhibits A through E to comment 1 in our letter of April 3, 2012. From the information provided in Exhibits D and E, we note the use of individual probable and possible risk factors ranging from 20% to 95% supporting the 2012 and 2011 year end analyses. In particular, the 2012 analysis, shown in Exhibit

D, indicates the use of individual probable risk factors of 95% and 85% resulting in a composite risk factor of 81% and individual possible risk factors of 72% and 74% resulting in a composite risk factor of 53%. We also note from the comments section in Exhibit D, you have identified uncertainties relating to probable associated with the rock and fluid input parameters and the Oyo-5 well's productivity and uncertainties relating to possible associated with the volumes and performance in an unpenetrated fault.

Please tell us why it is reasonable to apply probable and possible composite risk factors in your analysis that suggest a level of certainty in attaining the estimated quantities that may exceed the level of certainty contemplated in the definitions of probable and possible contained in Rule 4-10(a) of Regulation S-X.

You may contact John Hodgin, Staff Engineer, at (202) 551-3699 if you have questions regarding the comment. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant